SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayers Id. (CNPJ/MF) ~~:~~ 00.108.786/0001-65

Company Registry No. (NIRE) 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Time and Place:	September 24, 2007, at 3:00 p.m. at the Company's head office at Rua Verbo Divino n° 1,356, 1° andar, city and state of São Paulo.

Attendance:	Board members constituting the quorum, as per the signatures below.

Chair:	Jorge Luiz de Barros Nóbrega.

André Müller Borges – Secretary.

Agenda:	To approve the delisting of VIVAX S.A., and the consequent discontinuance of Differentiated Practices at Level 2 of Corporate Governance.

Resolution:

The Board members approved the delisting of the Company's wholly-owned subsidiary, VIVAX S.A., and the consequent discontinuance of Differentiated Practices at Level 2 of Corporate Governance of the São Paulo Stock Exchange (“Bovespa”). The Executive Board of the Company, in its capacity as the holder of all the shares of VIVAX S.A., was authorized to take all the necessary measures and actions for successful execution of the approved agenda including, but not limiting to, (i) voting favorably at the Extraordinary Shareholders' Meeting of VIVAX S.A. to decide on the matter approved herein, relating to the delisting of VIVAX S.A., (ii) publishing the material fact relating to the matter approved, (iii) requesting the Brazilian Securities and Exchange Commission (“CVM”) to dispense with the public share acquisition offer, pursuant to CVM Instruction No. 361/02, and delisting of VIVAX S. A., and (iv) taking all the measures required by the Bovespa, including cancellation of the Agreement of Joining the Differentiated Practices at Level 2 of Corporate Governance, signed by VIVAX S.A. and the Bovespa.

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF NET SERVIÇOS DE COMUNICAÇÃO S.A. OF SEPTEMBER 24, 2007

Closure:	With no more items on the agenda, the meeting was closed after the minutes were drawn up, read, approved and signed by the Secretary and all the members present.

Signed:

Chairman: Jorge Luiz de Barros Nóbrega, Secretary: André Müller Borges, Rossana Fontenele Berto, Marcos da Cunha Carneiro, Juarez de Queiroz Campos Júnior, Sérgio Lourenço Marques, Augusto Cesar Roxo U. Rocha Filho, Carlos Henrique Moreira, Jose Formoso Martinez, Isaac Berensztejn, Mauro Szwarcwald and Ivan Magalhães Júnior.

This present instrument is a faithful copy of the Minutes drawn up in the Company's records.

ANDRÉ MÜLLER BORGES

Secretary

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.